UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                           Executive TeleCard, Ltd.
______________________________________________________________________________
                               (Name of Issuer)


                         Common Stock $.001 Par Value
______________________________________________________________________________
                        (Title of Class of Securities)


                                  301601 10 0
             ____________________________________________________
                                (CUSIP Number)
   Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
      31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                            (011) (65) 838-2201 */
______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 8, 1996
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/With a copy to: Phillip L. Spector, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036, (202) 223-7340.

                             SCHEDULE 13D



CUSIP NO.  301601 10 0                        Page  2




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Singapore Telecommunications Limited

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)[ ]
                                                             (B)[ ]
3            SEC USE ONLY

4            SOURCE OF FUNDS

             WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of Singapore

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  761,000 shares
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        0 shares

             9                   SOLE DISPOSITIVE POWER

                                        761,000 shares

             10                  SHARED DISPOSITIVE POWER

                                        0 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             761,000 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%

14           TYPE OF REPORTING PERSON

             CO

CUSIP NO.  301601 10 0                            Page 3




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Temasek Holdings (Private) Limited

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)[ ]
                                                             (B)[ ]
3            SEC USE ONLY

4            SOURCE OF FUNDS

             AF

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of Singapore

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  761,000 shares
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8                   SHARED VOTING POWER

                                        0 shares

             9                   SOLE DISPOSITIVE POWER

                                        761,000 shares

             10                  SHARED DISPOSITIVE POWER

                                        0 shares

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             761,000 shares

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%

14           TYPE OF REPORTING PERSON

             HC

CUSIP NO.  301601 10 0                        Page  4


                    AMENDED SCHEDULE 13D{1}


ITEM 4.   PURPOSES OF TRANSACTION

          Item 4 is amended and restated in its entirety as follows:

          Singapore Telecom acquired 1,000,000 shares of Common Stock for $5,000,000 in a private placement by the Issuer on November 9, 1990. Singapore Telecom acquired these shares for investment purposes, and continues to hold shares of Common Stock for such purposes. As a result of stock splits, Singapore Telecom owned 1,464,100 shares of Common Stock as of May 23, 1994, at which time it commenced limited dispositions of shares of Common Stock. During the period May 23, 1994 through October 7, 1994, Singapore Telecom disposed of 151,100 shares of Common Stock. In August 1995, pursuant to a 10% stock dividend distributed by the Issuer, Singapore Telecom received 131,300 shares of Common Stock, bringing its total holding to 1,444,300 shares. During the period September 1, 1995 through December 12, 1995, Singapore Telecom disposed of 293,100 shares of Common Stock. During the period January 4, 1996 through April 10, 1996, Singapore Telecom disposed of 390,200 shares of Common Stock. Depending on market conditions, Singapore Telecom plans to sell a further 85,000 shares of Common Stock in the near future.

          Depending upon market conditions, Singapore Telecom's evaluation of the Issuer's business, and other factors, Singapore Telecom may continue to sell or otherwise dispose of shares of Common
Stock.   The Reporting Persons reserve the right, however, to acquire, hold, or dispose of securities of the Issuer to the extent deemed advisable in light of their investment policies, market conditions, developments in the Issuer's business, and other factors.

          Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

- ----------------------------------------------------------------------

**FOOTNOTES**

{1/}Amending the Amended and Restated Schedule 13D dated December 20,
1995.

CUSIP NO.  301601 10 0                        Page  5

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) any act or course of conduct causing the Common Stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any act or course of conduct causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

          The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may deem appropriate.

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially owns or has the right to acquire shares of Common Stock of the Issuer. Such persons may buy or sell shares of Common Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting Persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in (a) through (j) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended and restated in its entirety as follows:

          (a) Singapore Telecom owns of record and beneficially 761,000 shares of Common Stock of the Issuer. Temasek may be deemed to be the beneficial owner of such shares by reason of its ownership stake in Singapore Telecom. Such shares constitute approximately 5.3% of the

CUSIP NO.  301601 10 0                        Page  6


Common Stock of the Issuer outstanding as of January 31, 1996 (based upon the information contained in the Issuer's Form 10-Q dated
February 14, 1996).

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially owns or has the right to acquire shares of Common Stock of the Issuer.

          (b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock of the Issuer owned by it of record and beneficially. By reason of its ownership stake in Singapore Telecom, Temasek may be deemed to have the power to direct the vote, or to direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by Singapore Telecom.

          (c) As noted under Item 4 above, during the period January 4, 1996 through April 10, 1996, Singapore Telecom disposed of 390,200 shares of Common Stock. Such dispositions amounted, in the aggregate, to approximately 2.7% of the issued and outstanding shares of Common Stock during this period of time.

          During the past sixty days, Singapore Telecom engaged in dispositions of shares of Common Stock as follows:


DATE OF TRANSACTION     NUMBER OF SHARES          PRICE PER SHARE

       4/8/96                235,000                 $7.5797872
       4/9/96                 44,000                 $7.3323863
      4/10/96                 60,000                 $7.0572916

Each of these dispositions was effected in the open market.

          (d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by Singapore Telecom.

          (e)  Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is amended and restated in its entirety as follows:

     Exhibit I -- Joint Filing Agreement dated April 18, 1996.

CUSIP NO.  301601 10 0                        Page  7


                            SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         SINGAPORE TELECOMMUNICATIONS LTD.



                         By: /S/ CHIA CHOON WEI
                            ______________________________
                            Name:  Chia Choon Wei
                            Title: Vice President (International
                                   Network)

Dated:  April 18, 1996


                         TEMASEK HOLDINGS (PRIVATE) LTD.



                         By: /S/ JANET SEOW
                            ______________________________
                            Name:   Janet Seow
                            Title:  Company Secretary

Dated:  April 18, 1996

CUSIP NO.  301601 10 0                        Page  8



                             EXHIBIT INDEX

EXHIBIT
  NO.


Exhibit I                Joint Filing Agreement dated April 18, 1996

                                      SCHEDULE I


                         SINGAPORE TELECOMMUNICATIONS LIMITED
                            DIRECTORS & EXECUTIVE OFFICERS

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Koh Boon  Board Member       Singapore Telecom     Executive Chairman              Singapore
Hwee          Chairman           31 Exeter Road        Wuthelam Holdings Pte Ltd.
                                 Comcentre             298 Tiong Bahru Road
                                 Singapore 239732      #08-00 Tiong Bahru Plaza
                                                       Singapore 168730


Mr. Wong Hung Board Member       Singapore Telecom     Chairman                        Singapore
Khim          Deputy Chairman    31 Exeter Road        Singapore Bus Service
                                 Comcentre             (1978) Ltd.
                                 Singapore 239732      205 Braddell Road
                                                       Singapore 5579701


BG Lee Hsien  Board Member       Singapore Telecom     President & CEO                 Singapore
Yang          President & CEO    31 Exeter Road        Singapore Telecom
                                 Comcentre             31 Exeter Road
                                 Singapore 239732      Comcentre
                                                       Singapore 239732


Dr. Hong Hai  Board Member       Singapore Telecom     President & CEO                 Singapore
                                 31 Exeter Road        Haw Par Brothers
                                 Comcentre             International Ltd.
                                 Singapore 239732      180 Clemenceau Avenue
                                                       #08-00 Haw Par Glass Tower
                                                       Singapore 239722

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Liew Heng Board Member       Singapore Telecom     Deputy Secretary                Singapore
San                              31 Exeter Road        (Communications)
                                 Comcentre             Ministry of Communications
                                 Singapore 239732      #39-00 PSA Building
                                                       460 Alexandra Road
                                                       Singapore 119963


Mr. Lim Ho    Board Member       Singapore Telecom     Executive Vice President        Singapore
Kee                              31 Exeter Road        & CEO
                                 Comcentre             (East Asia)
                                 Singapore 239732      Union Bank of Switzerland
                                                       80 Raffles Place
                                                       #36-00 UOB Plaza 1
                                                       Singapore 048624


Mr. Quek Poh  Board Member       Singapore Telecom     President                       Singapore
Huat                             31 Exeter Road        Temasek Holdings Pte Ltd.
                                 Comcentre             8 Shenton Way
                                 Singapore 239732      #38-03 Treasury Building
                                                       Singapore 068811


Mr. Quek Tong Board Member       Singapore Telecom     Director                        Singapore
Boon                             31 Exeter Road        Defence Materials
                                 Comcentre             Organization
                                 Singapore 239732      Ministry of Defence
                                                       18th Storey, Tower A
                                                       Defence Technology Towers
                                                       Depot Road
                                                       Singapore 109676

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Keith     Board Member       Singapore Telecom     Asia Quest Associates           Singapore
Tay Ah Kee                       31 Exeter Road        Pte Ltd.
                                 Comcentre             30 Robinson Road
                                 Singapore 239732      #03-02A Robinson Towers
                                                       Singapore 048546


Mrs. Yu-Foo   Board Member       Singapore Telecom     Assistant Secretary             Singapore
Yee Shoon                        31 Exeter Road        General
                                 Comcentre             National Trades Union
                                 Singapore 239732      Congress
                                                       Trade Union House
                                                       Shenton Way
                                                       Singapore 068810


Mr. Lim Toon  Executive Vice     Singapore Telecom     Executive Vice President        Singapore
              President          31 Exeter Road        (International Network)
              (International     Comcentre             31 Exeter Road
              Network)           Singapore 239732      Comcentre
                                                       Singapore 239732


Mr. Raphael   Executive Vice     Singapore Telecom     Executive Vice President        Singapore
Leong Sai     President          31 Exeter Road        (Local Services)
Mooi          (Local Services)   Comcentre             Singapore Telecom
                                 Singapore 239732      31 Exeter Road
                                                       Comcentre
                                                       Singapore 239732

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Ms. Chua      Senior Vice        Singapore Telecom     Senior Vice President           Singapore
Sock Koong    President          31 Exeter Road        (Corporate Affairs
              (Corporate         Comcentre             & Finance)
              Affairs            Singapore 239732      Singapore Telecom
              & Finance)                               31 Exeter Road
                                                       Comcentre
                                                       Singapore 239732

                                      SCHEDULE II

                          TEMASEK HOLDINGS (PRIVATE) LIMITED
                            DIRECTORS & EXECUTIVE OFFICERS



                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Lee       Board Chairman     Temasek Holdings      Managing Director, Monetary     Singapore
Ek Tieng                         Pte Ltd.              Authority of Singapore
                                 8 Shenton Way         10 Shenton Way
                                 #38-03 Treasury Bldg  29th Floor MAS Building
                                 Singapore 068811      Singapore 079117



Mr. Ngiam     Deputy Board       Temasek Holdings      Permanent Secretary             Singapore
Tong Dow      Chairman           Pte Ltd.              Ministry of Finance,
              (ex-officio)       8 Shenton Way         Revenue/Budget Divisions
                                 #38-03 Treasury Bldg  8 Shenton Way #43-00
                                 Singapore 068811      Treasury Bldg
                                                       Singapore 068811




                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Lum       Board Member       Temasek Holdings      Executive Chairman              Singapore
Choong Wah                       Pte Ltd.              SNP Corporation Ltd.
                                 8 Shenton Way         303 Upper Serangoon Road
                                 #38-03 Treasury Bldg  Singapore 347692
                                 Singapore 068811


Dr. Andrew    Board Member       Temasek Holdings      Chairman
Chew Guan                        Pte Ltd.              Central Provident Fund
Khuan                            8 Shenton Way         Board
                                 #38-03 Treasury Bldg  CPF Building, #41-00
                                 Singapore 068811      79 Robinson Road
                                                       Singapore 068897


Mr. Fock Siew Board Member       Temasek Holdings      Chairman
Wah                              Pte Ltd.              Land Transport Authority
                                 8 Shenton Way         460 Alexandra Road
                                 #38-03 Treasury Bldg  #28-00 PSA Building
                                 Singapore 068811      Singapore 119963


Mr. Lim Siong Board Member       Temasek Holdings      Permanent Secretary             Singapore
Guan                             Pte Ltd.              Public Service Division
                                 8 Shenton Way         8 Shenton Way
                                 #38-03 Treasury Bldg  #47-01 Treasury Building
                                 Singapore 068811      Singapore 068811

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Dr. Michael   Board Member       Temasek Holdings      Chairman                        Singapore
Y O Fam                          Pte Ltd.              Fraser & Neave Ltd.
                                 8 Shenton Way         438 Alexandra Road
                                 #38-03 Treasury Bldg  #21-00 Alexandra Point
                                 Singapore 068811      Singapore 119958



Mr. Peter     Board Member       Temasek Holdings      Chairman                        Singapore
Chen Min                         Pte Ltd.              Shell Singapore
Liang                            8 Shenton Way         50 Raffles Place
                                 #38-03 Treasury Bldg  #44-00 Shell Tower
                                 Singapore 068811      Singapore 048623


Mr. Quek Poh  President          Temasek Holdings      President                       Singapore
Huat                             Pte Ltd.              Temasek Holdings Pte Ltd.
                                 8 Shenton Way         8 Shenton Way
                                 #38-03 Treasury Bldg  #38-03 Treasury Bldg
                                 Singapore 068811      Singapore 068811



Mr. Quek Chee Executive Vice     Temasek Holdings      Executive Vice President        Singapore
Hoon          President          Pte Ltd.              Temasek Holdings Pte Ltd.
                                 8 Shenton Way         8 Shenton Way
                                 #38-03 Treasury Bldg  #38-03 Treasury Building
                                 Singapore 068811      Singapore 068811



                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mrs. Janet    Company            Temasek Holdings      Company Secretary/              Singapore
Seow          Secretary/         Pte Ltd.              Vice President
              Vice President     8 Shenton Way         Temasek Holdings Pte Ltd.
                                 #38-03 Treasury Bldg  8 Shenton Way
                                 Singapore 068811      #38-03 Treasury Bldg
                                                       Singapore 068811







